Exhibit 2.1
PLAN OF MERGER OF
ENTERGY NEW ORLEANS, INC. AND
ENTERGY NEW ORLEANS POWER, LLC

This Plan of Merger (this “Plan”) is entered into November 21, 2017 by and between Entergy New Orleans, Inc., a Texas corporation (“ENO”), and Entergy New Orleans Power, LLC, a Texas limited liability company (“ENOP”), with respect to the merger contemplated herein (the “Merger”) and certifies and sets forth the following:

1.	The name of each domestic or foreign corporation or other entity that is a party to the Merger, the type of each such entity, and the jurisdiction in which each such entity is organized is:

Name	Type of Entity	Jurisdiction
Entergy New Orleans, Inc.	Corporation	Texas
Entergy New Orleans Power, LLC	Limited Liability Company	Texas

2.	The name of each domestic or foreign corporation or other entity that shall survive the Merger, the type of each such entity, and the jurisdiction in which each such entity is organized is:

Name	Type of Entity	Jurisdiction
Entergy New Orleans, Inc.	Corporation	Texas
Entergy New Orleans Power, LLC	Limited Liability Company	Texas

3.	This Plan has been approved as required by Chapter 10 of the Texas Business Organizations Code (the “Code”).

4.	The effective time of the Merger shall be as specified in the Certificate of Merger (the “Effective Time”).

5.	The terms and conditions of the Merger are as follows

a.
All assets, including the bank accounts listed on Schedule A (and all funds held in such accounts immediately prior to the Effective Time) and the equity interests held by ENO in the entities listed on Schedule B, real estate and other property (tangible and intangible, movable and immovable), owned, held, leased, and claimed by ENO immediately prior to the Effective Time, whether located within the State of Louisiana or outside the State of Louisiana, shall be allocated to and vested in ENOP, except that the following shall be retained by ENO (the “ENO Retained Assets”):

i.
all Units of Common Membership Interest (as that term is defined in the Company Agreement of ENOP, dated July 18, 2017 (the “ENOP Company Agreement”) of ENOP held by ENO immediately prior to the Effective Time (the “ENOP Units”);

ii.	the bank accounts listed on Schedule C and all funds held in such accounts immediately prior to the Effective Time;

iii.	twenty-six shares of common stock, no par value, of System Fuels, Inc.; and

iv.	that certain Contribution Agreement, dated November 21, 2017, between ENO and

Entergy Utility Holding Company, LLC, a Texas limited liability company (“EUHC”), (the “EUHC Contribution Agreement”) pursuant to which ENO is obligated to contribute the ENOP Units to EUHC following the Merger (the “Contribution”).

b.
All (i) Liabilities (as hereinafter defined) of ENO immediately prior to the Effective Time and (ii) income tax liabilities of ENO, which will result from the performance of ENO’s obligatons under the Contribution Agreement, less any tax attributes ENO utilizes to reduce such tax liabilities (the “Contribution Net Tax Liabilities”), if any, shall be allocated to and vested in ENOP (the “ENOP Assumed Liabilities”), except that the following shall be retained by ENO (collectively, the “ENO Retained Liabilities”):

i.	the Liabilities that are specifically related to the ENO Retained Assets, other than the Contribution Net Tax Liabilities; and

ii.	the Liabilities for any fees and franchise taxes required by law to be paid by ENO for all periods prior to the Effective Time (as further described in Section 10).

c.
All assets, including real estate and other property (tangible and intangible, movable and immovable), including but not limited to any funds held in those bank accounts in the name of ENOP as of the Effective Time, owned, held, leased, and claimed by ENOP immediately prior to the Effective Time, whether located within the State of Louisiana or outside the State of Louisiana, shall be retained by and vested in ENOP; and

d.	All Liabilities of ENOP immediately prior to the Effective Time (the “Pre-Effective Time ENOP Liabilities”) shall be allocated to and vested in ENOP.

Prior to the Effective Time, ENO and ENOP shall pay and discharge their respective Liabilities in a due and timely manner. From and after the Effective Time, (i) ENOP shall pay and discharge in full or cause to be paid and discharged in full, the ENOP Assumed Liabilities and the Pre-Effective Time ENOP Liabilities in a due and timely manner; and (ii) ENO shall pay and discharge in full, or cause to be paid and discharged in full, the ENO Retained Liabilities in a due and timely manner.
For purposes of this Plan, (a) “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable, or otherwise, or whether sounding in tort, contract, employment, administrative, tax, or any other area of law, and (b) “Person” means an individual, corporation, limited liability company, partnership (general, limited, or limited liability), trust, joint venture, or other entity.
This Plan, including as a part hereof all schedules and documents incorporated herein by reference, is intended to provide for the allocation of all Liabilities of ENO and ENOP.

6.
All allocations of rights, titles, and interests to all real estate and other property shall be subject to all existing liens or other encumbrances thereon (except as released by express release prior to or upon the Effective Time) and all exceptions, easements, servitudes, rights-of-way, rights of use, releases, encroachments, reservations, joint ownership agreements, joint operating agreements, joint use agreements, options, and other agreements affecting such property as of the Effective Time, whether or not of record. All allocations of real and tangible personal property (movable or immovable) of ENO are made AS IS, WHERE IS, WITH ALL FAULTS, AND ALL WARRANTIES (EXPRESS AND IMPLIED) WITH RESPECT TO CONDITION, DEFECTS (LATENT OR PATENT), MERCHANTABILITY, HABITABILITY, AND FITNESS FOR ANY PURPOSE OF ANY ALLOCATED PROPERTY ARE EXPRESSLY DISCLAIMED, including, without limitation, the warranty against redhibitory defects provided by Louisiana Civil Code Articles 2520 et seq., and the warranty of fitness for intended uses under Louisiana Civil Code Article 2475, and without recourse. Each of ENO and ENOP irrevocably waives and relinquishes any rights it may have to rescind or otherwise set aside the allocation of all or any part of the property allocated due to the resolutory condition under Louisiana Civil Code Art. 2561 or otherwise arising out of the failure of ENO or ENOP to pay or perform any liability or obligation allocated to it or any other obligation that is obligated to pay or perform and any vendor’s lien arising out of this allocation. Each of ENO and ENOP waives production of mortgage and conveyance certificates, tax researches, surveys, and any and all other certificates required by law or custom.

7.
Following the Merger and implementation of this Plan, the shareholder of ENO shall continue to be the shareholder of ENO with the same ownership rights and interests as it had in ENO immediately prior to the Merger. In addition, following the Merger and implementation of this Plan, the member of ENOP shall continue to be the member of ENOP with the same ownership rights and interests as it had in ENOP immediately prior to the Merger.

8.
Following the Merger and implementation of this Plan, those persons identified as Directors on the attached Exhibit A shall be the Directors (as that term is defined in the Bylaws of ENO dated as of November 16, 2017) of ENO and those persons identified as Directors on Exhibit B shall be the Directors (as that term is defined in the ENOP Company Agreement) of ENOP and shall serve on the Board of Directors of the respective entity until such time that new Directors are elected for such entity.

9.
Following the Merger and implementation of this Plan, those persons identified as officers on the attached Exhibit A shall be the officers of ENO and those persons identified as officers on Exhibit B shall be the officers of ENOP and shall serve as officers of the respective entity until such time that new officers are elected or appointed for such entity.

10.
To satisfy the requirements of Section 10.156(2) of the Code, ENOP and ENO agree that each will be responsible for the timely payment of all of their respective fees and franchise taxes that would have been required by law to be paid by each of them for all periods prior to the Effective Time as if the Merger had not occurred, regardless of whether such fees and franchise taxes have not been timely paid. Each surviving entity shall be responsible for payment of all fees and taxes as required by law to be paid by it from and after the Effective Time.

11.
To the extent not released, ENOP shall be the primary obligor for the ENOP Assumed Liabilities under this Plan. To the extent not released, ENO shall have continuing liability on the ENOP Assumed Liabilities to the extent provided by law, provided that, as between ENO and ENOP, ENO shall have all rights of a surety against ENOP as primary obligor for all payments made and costs incurred by ENO in respect of the ENOP Assumed Liabilities. ENOP shall indemnify, defend, save, and hold harmless ENO from and against, and shall reimburse ENO for any payments made and costs incurred by ENO, in respect of, the ENOP Assumed Liabilities.

12.	At any time before the Effective Time, this Plan may be abandoned (subject to any contractual rights)

by either party to the Merger, without member or shareholder action, as applicable, by (a) execution of a statement of abandonment by any officer of such entity or in any other manner determined by the Board of Directors of such entity; and (b) if the Certificate of Merger has been filed but the Effective Time has not yet occurred, filing by the parties of a Certificate of Abandonment in accordance with the Code prior to the Effective Time.

13.
ENO reserves the right to amend, modify, or supplement this Plan (including Exhibits and Schedules, if any) and the Certificate of Merger prior to the Effective Time, and if such right is exercised this Plan and the Certificate of Merger, as so amended, modified, or supplemented, shall be the Plan and the Certificate of Merger that become effective as of the Effective Time.

14.
A copy of this Plan will be furnished by each surviving entity, on written request and without cost, to any shareholder of ENO or member of ENOP, and to any creditor or obligee of either party to the Merger at the time of the Merger if such obligation is then outstanding.

15.
ENO and ENOP will cause to be promptly and duly taken, executed, acknowledged, delivered, recorded, and filed all such further instruments, documents, and assurances as either may from time to time reasonably request to carry out more effectively the intent and purposes of this Plan.

16.
It is the intent of ENO and ENOP that the assets and other property (tangible and intangible, movable and immovable) and the obligations allocated to and vested in ENOP pursuant to this Plan include all rights, privileges, powers and franchises of ENO including, without limitation, any and all attorney-client privileges, work product doctrine and any other applicable privilege. Furthermore, ENO and ENOP have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the allocation of assets, other property, and obligations pursuant to this Plan is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All assets, other property, and obligations allocated to and vested in ENOP pursuant to this Plan, and the attorney-client relationships, work product, and communications relating to those assets, properties, and obligations that are entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK. THE NEXT PAGE OF THIS DOCUMENT IS PAGE S-1.]

In witness whereof the parties to the Merger have executed this Plan of Merger as set forth above.

ENTERGY NEW ORLEANS, INC.

By: /s/ Charles L. Rice, Jr.
Charles L. Rice, Jr.
President and Chief Executive Officer

ENTERGY NEW ORLEANS POWER, LLC

By: /s/ Charles L. Rice, Jr.
Charles L. Rice, Jr.
President and Chief Executive Officer

SCHEDULE A
BANK ACCOUNTS ALLOCATED TO ENOP

[REDACTED]

Bank Account Numbers are Confidential

SCHEDULE B
EQUITY INTERESTS HELD BY ENO ALLOCATED TO ENOP

Entity	Ownership Percentage	Units
New Orleans Public Service Inc.	100.000000%	1,000 shares of common stock
Entergy New Orleans Storm Recovery Funding I, L.L.C.	100.000000%	100% of the membership interests

SCHEDULE C
BANK ACCOUNTS RETAINED BY ENO

[REDACTED]

Bank Account Numbers are Confidential

EXHIBIT A

DIRECTORS AND OFFICERS OF ENO

Directors
Roderick K. West
Andrew S. Marsh
Paul D. Hinnenkamp

Officers

Name	Title
Roderick K. West	Chairman of the Board, President and Chief Executive Officer
Andrew S. Marsh	Executive Vice President and Chief Financial Officer
Marcus V. Brown	Executive Vice President and General Counsel
Joseph T. Henderson	Senior Vice President and General Tax Counsel
Alyson M. Mount	Senior Vice President and Chief Accounting Officer
Steven C. McNeal	Vice President and Treasurer
Daniel T. Falstad	Secretary
Dawn A. Balash	Assistant Secretary
Stacey M. Lousteau	Assistant Treasurer
Mary Ann Valladares	Assistant Treasurer
Patricia A. Galbraith	Tax Officer
Rory L. Roberts	Tax Officer
Mark Keppler	Tax Officer

EXHIBIT B

DIRECTORS AND OFFICERS OF ENOP

Directors
Roderick K. West
Andrew S. Marsh
Charles L. Rice, Jr.
Paul D. Hinnenkamp

Officers

Name	Title
Charles L. Rice, Jr.	Chairman of the Board, President and Chief Executive Officer
Roderick K. West	Group President, Utility Operations
Andrew S. Marsh	Executive Vice President and Chief Financial Officer
Marcus V. Brown	Executive Vice President and General Counsel
Joseph T. Henderson	Senior Vice President and General Tax Counsel
Alyson M. Mount	Senior Vice President and Chief Accounting Officer
Steven C. McNeal	Vice President and Treasurer
Dennis P. Dawsey	Vice President, Customer Service
Gary Huntley	Vice President, Regulatory Affairs
Kimberly A. Fontan	Vice President, System Planning
Daniel T. Falstad	Secretary
Dawn A. Balash	Assistant Secretary
Stacey M. Lousteau	Assistant Treasurer
Mary Ann Valladares	Assistant Treasurer
Patricia A. Galbraith	Tax Officer
Rory L. Roberts	Tax Officer
Mark Keppler	Tax Officer